                                  EXHIBIT 14.3


FINANCIAL SERVICES
INTERNATIONAL


October 22, 2004


Mr. Ken Craig
Morgan Beaumont
2280 Trailmate Drive, Suite 101
Sarasota, FL 34243

Mr. Cliff Wildes
Morgan Beaumont
2280 Trailmate Drive, Suite 101
Sarasota, FL 34243

Re: Settlement of legal matter

Morgan Beaumont has filed a complaint against Transcend, LLC (TranSend) and named Financial Services International, Inc. (FSI) as a party to the suit, although FSI has never been served specific to that suit The suit is captioned Morgan Beaumont, Inc. v. First National Bank of Central Texas, et al., Case No. 8:03-C V-2499-T-1 7MAP (Middle District of Florida) (the "Pending Action").

Due to the need to remove this barrier from the three parties' potential future business relationship and due to the fact that neither FSI nor TranSend contributed to the actual withdrawal of the program approval from MasterCard and the banks, the three parties desire to resolve this matter in an expedient manner. TranSend and FSI are proposing the following settlement to Morgan Beaumont that would address the concerns of all three parties and represent an equitable distribution of the direct costs incurred by all three parties.

1. BACKGROUND

FSI and Morgan Beaumont stopped selling MasterCard products on May 20, 2003 upon being informed by MasterCard and Superior Bank that the Morgan Beaumont programs approval was withdrawn. At that time, FSI had a backlog of customer orders. All parties were subsequently Informed during the week of May26 that representatives of MasterCard and the bank had agreed to permit fulfillment of the existing order backlog, but that no additional cards could be sold. All parties were subsequently informed that, on June 19, the bank had decided that no additional orders from the backlog would be fulfilled.

Morgan Beaumont had sold over 45,000 cards, many of which were given refunds by FSI and Morgan Beaumont Morgan Beaumont, FSI and TranSend all suffered direct lasses as a result of the program approvals being withdrawn by the bank and MasterCard.

FSI directly sustained approximately $28,800 in costs for plastics that were unused in the program, over $23,000 in refunds provided to Morgan Beaumont and direct program movement and shutdown costs from the bank, and over $50,000 in fraudulent activity which occurred in the card portfolio in the ensuing 12 months.

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Additionally, TranSend sustained over $10,000 in direct costs for expediting shipment and delivery of card plastics, in support of FSI and The withdrawn programs

Additionally, FSI had provided funding to Morgan Beaumont in both March of 2003, $15,000, and in August of 2003, $35,000, to sustain Morgan Beaumont operations. The first note matured in March 2004 and a new note was issued in the amount of $15,900 to cover the original note and interest for 12 months (incorrectly calculated at 6% instead of 8% per the note).

Additionally, FSI has been bearing the full cost and responsibility for the daily support of the existing Morgan Beaumont card portfolio including customer support personnel, equipment, software, and financial responsibility for the portfolio for the past 8 months. This represents an operating cost borne by FSI in excess of $15,000 per month.

Finally, in January 2004, TranSend initiated an acquisition of FSI in which it will become majority owner of FSI.

2. SETTLEMENT

Morgan Beaumont, TranSend and FSI strongly believe that the following settlement presents the least amount of negative impact on the future business relationship of the three parties and an equitable distribution of the direct costs across all three parties which actually occurred as a result of the withdrawal of program approval by MasterCard and the banks. In settlement of their dispute, TranSend and FSI agree to the following:

         2.1. TranSend and FSI will provide ten thousand dollars ($10000) to Morgan Beaumont on or before November, 152004.

         2.2. TranSend and FSI will provide a nonexclusive, as-is" license to install and use FSl's software for stored value card management and servicing (Software") to Morgan Beaumont TranSend and FBI will provide a binary and source code version of the software to Morgan Beaumont after execution of this Agreement and the attached Exhibit B Software License Agreement.

         2.3. TranSend and FBI will forgive the March 2004 Note from Morgan Beaumont for $15900 and the August2003 Note from Morgan Beaumont for $35,000.

         2.4. TranSend and FSI will provide ten thousand (10,000) FSI standard Maestro payroll cards to Morgan Beaumont at no cost to Morgan Beaumont, in the appropriate increments at the time of each employer order. FSI standard MasterCard payroll cards may be substituted at a ratio of 12 MasterCard: Maestro payroll cards. This provision is contingent upon execution of the contract described in Section 2.g below,


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         2.5.     All other cards provided under approved FBI programs that are sold by Morgan Beaumont will have fees based upon the attached Exhibit A fee schedule. This provision is contingent upon execution of the contract described in Section 2.9 below.

         2.6. All Morgan Beaumont recurring and transaction fees will be reduced for the card programs which will be sold from the date of the effective date of the settlement. The Morgan Beaumont fees will be based on the attached Exhibit A fee schedule. The reduced fees will be available only for the first 50,000 cards that Morgan Beaumont sells or for the total number of cards sold over the next 24 months whichever is less. This provision is contingent upon execution of the contract described in
                  Section 2.9 below.

         2.7. TranSend and FBI will continue to service the existing Morgan Beaumont card portfolio at no cost to Morgan Beaumont which means that the customers can continue to use their card as they intended until the cards become inactive or expire. Activities would be limited solely to cardholder customer service and transaction processing. In no case will new cards be added to that portfolio. These cards will expire in less than 24 months and will be replaced with a card from an approved MasterCard ISO and approved program, if Morgan Beaumont has an appropriate program approved by an FSl/TranSend issuing bank, Morgan Beaumont will have the first right to replace the expired cards.

         2.8. Upon successful due diligence and testing of the Morgan Beaumont Load Stations, TranSend and FBI will enter into an agreement to use the Morgan Beaumont Load Stations on a "Most Favored Nations' basis.

         2.9. FSI will move forward on getting approval for a Morgan Beaumont branded card program from their issuing banks on a "best efforts" basis and subject to an issuing bank and MasterCard completing due diligence on Morgan Beaumont and their approval of the Morgan Beaumont programs. This will also be subject toexecution of a new contract between Morgan Beaumont and FSl/TranSend that incorporates the indemnification and other provisions discussed later in this letter.

         2.10. The parties hereto will refrain from any press release indicating the settlement of issues and will be determined to be in breach of this agreement if any public announcement or public statement other than as required reporting pursuant to SEC public corporation reporting guidelines is made regarding settlement of issues and this Agreement.

3. SETTLEMENT TERMS AND CONDITIONS

In return for the settlement actions on the part of TranSend and FSI, Morgan Beaumont on behalf of itself, its officers, employees and directors agrees to the following:

         3.1 Immediately dismiss with prejudice all pending legal proceedings against TranSend and FSI, including the Pending Action.

         3.2 To release TranSend and FSI (including their parents, subsidiaries, and affiliated companies, as well as their respective successors and assigns and all of their current or former directors, officers, employees, agents, attorneys,


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                  representatives, and shareholders, and their respective heirs and personal representatives) from any and all claims, charges, actions and causes of action of any kind or nature that Morgan Beaumont has, including any and all claims that could have been raised in the Pending Action, whether such claims are now known or unknown to Morgan Beaumont.

         3.3 To indemnify and hold harmless TranSend and FSI (including their parents, subsidiaries, and affiliated companies, as well as their respective successors and assigns and all of their current or former directors, officers, employees, agents, attorneys, representatives, and shareholders, and their respective heirs and personal representatives) from and against, and immediately pay any and all claims, losses, damages, liabilities, lines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial action requirements, enforcement actions of any kind, and all casts and expenses incurred in connection therewith (including but not limited to expenses and attorneys' fees and legal assistants' fees including such fees and expenses In any appellate or bankruptcy proceeding), arising directly or indirectly, in whole or in part, from any past, present or future actions of and/or conduct by Morgan Beaumont, its employees, agents, contractors, subcontractors, or other such persons, including any claims set forth in, or relating to, the Pending Action.

         3.4 Morgan Beaumont will indemnify and agrees to hold harmless (i) TranSend and FSI (ii) TranSend and FSI's parent, subsidiaries, and affiliates, (iii) any Member obtaining a Stored Value Card subject to this Agreement or any past Agreements between any of the three parties, and (iv) each of the respective officers, directors, employees, representatives, agents, attorneys, successors and assigns of the persons or entitles described in paragraph 32 above (collectively the "TranSend and FSI Indemnified Parties") from and against any and all claims, losses, liabilities, damages (including, without limitation, consequential, special, incidental, and punitive damages), penalties, demands, suits, arbitrations, actions, judgments, settlements costs, and expenses, including, without limitation, those costs and expenses relating to any investigation or any defense or prosecution of any proceedings, and reasonable fees and expenses of attorneys, accountants, experts, investigators, and other consultants incurred in connection therewith (collectively "Losses") suffered or incurred by the TranSend and FSI Indemnified Parties as a result of, or in connection with the any of the matters listed below: This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FBI and TranSend.

         3.4.1 TranSend and FSI's Services to Morgan Beaumont under any prior agreements between any of the three parties. This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend;

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         3.4.2    TranSend and FSI's conduct under any prior agreement between any of the three parties including any alleged violation by TranSend and FSI of any consumer protection consumer lending, or privacy law or regulation or any other applicable law or regulation. This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend;

         3.4.3 TranSend and FSI's breach by TranSend and FSI of any past agreement(s) between any of the three parties, including the inaccuracy in any material respect of any representation or warranty made by TranSend or FSI contained in any past agreement between any of the three parties. This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend;

         3.4.4 Morgan Beaumont's conduct under this Agreement or any past Agreement between any of the three parties, including, without limitation, any alleged violation by Morgan Beaumont of any consumer protection, consumer lending, or privacy law or regulation or any other applicable law or regulation or Morgan Beaumont's negligence (but not including Morgan Beaumont's gross negligence or willful misconduct). This indemnification section will be Included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend;

         3.4.5 TranSend and FSI's compliance with TranSend and FSI management and operating policies on or before the date hereof or TranSend and FSI's taking of specific action on or before the date hereof under a specific request by Morgan Beaumont, which action TranSend and FSI would not otherwise have taken. This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend.; or

         3.4.6 Any losses occurring in conjunction with any past Agreement between any of the three parties and any related risks, including, without limitation, losses incurred as a result of
                  (i) any class action or other suits by Members, attorney generals, state or federal banking or regulatory agencies, or others; (ii) any alleged violation of any applicable law or regulation, unless such conduct constituted criminal misconduct or willful misconduct on the part of TranSend, FSI, or its employees, officers, directors, shareholders, or agents. This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend.

         3.5 Morgan Beaumont hereby releases TranSend and FSI for TranSend's, FSI's or their employees' burglary, fraud, theft, gross negligence, willful misconduct, or breach arising under any past agreement(s) between any of the three parties, including the inaccuracy in any material respect of any representation or warranty made by TranSend or FSI contained in any past agreement between any of the parties.

         3.6 Morgan Beaumont has no obligation to indemnify TranSend and FSI for any Losses incurred by Morgan Beaumont as a result of the following matters listed below:

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         3.6.1    TranSend and FSI's or its employees' fraud (related to
                  specific actions of TranSend and FSI or its employees and not arising from or related to general claims of fraud respecting the business activities performed as a result of this Agreement or any past Agreement between any of the three parties). This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend.

         3.6.2 TranSend and FSI's or its employees' or its contractors error or omission (related to specific actions of TranSend and FSI or its employees the business activities performed as a result of this Agreement or any past Agreement between any of the three parties). This indemnification section will be included in the new contract referenced in section 2.9 above between Morgan Beaumont and FSI and TranSend.

3.7      All three parties agree to the following:

         3.7.1 This settlement is being put in place for the benefit of the on-going business relationship between the three parties and is not an admission of error or participation in any allegations made by any of the three parties against any or all of the other parties. This agreement shall not constitute an admission by TranSend or FSI of any allegation of fact or law in the pending action, and is being entered into for the purpose of settlement only.

         3.7.2 This settlement was jointly drafted by the parties and the parties hereby agree that neither should be favored in the construction, interpretation or application of any provision or any ambiguity.

         3.7.3 If any provision or application of this settlement is held unlawful, invalid or unenforceable in any respect, such illegality, invalidity or unenforceability shall not affect other provisions or applications which can be given effect and this settlement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby.

         3.7.4 The parties intend to be legally bound by this settlement This settlement shall be binding on, and inure to the benefit of, all of the parties hereto, their administrators, personal representatives, successors, heirs and assigns.

         3.7.5    The terms of this settlement are intended to be confidential.

         3.7.6 This settlement embodies the final, full and entire agreements between the parties hereto and supersedes any and all prior and contemporaneous negotiations, discussions, agreements, promises, commitments, representations, and understandings, whether written or oral, relating in any way to the negotiation, execution, delivery, performance and administration of this settlement, or any transaction, document or agreement contemplated by this settlement There are no oral agreements between the parties hereto.

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

         3.7.7 Each party hereby acknowledges and represents that, in entering into this settlement, the party has neither received nor relied upon any representations or promises made by the other party, or the other party's officers, directors, employees, agents, attorneys, or representatives, other than those representations and promises that are expressly set forth in writing in this settlement. The making of any such representations or promises, other than those which are expressly set forth in writing in this settlement is specifically denied by any and all parties.

         3.7.8 Should either party establish a breach of this settlement, the prevailing party shall be entitled to reasonable attorneys' fees and costs associated with enforcing this settlement or proving a breach of this settlement.

IN WITNESS WHEREOF, the Parties hereto have agreed to and executed this Agreement. This Agreement shall be effective only on such date as the parties have executed it.
Financial Services International, Inc.:              Morgan Beaumont, Inc.
By:                                                  By:
Date:                                                Date:
Randall K. Barker                                    Title:
CEO and President

Transcend, LLC
By:
Date:
Roger Dean
CEO and Managing Member


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


Exhibit A

Std. FSI Morgan
Distributor Settlement Beaumont
Cost FBI Cost GP Cost
Card Products
Stored Value MasterCard card - mailed $9.95 $3.98 $0 $3.98
Maestro--mailed $4.45 $1.98 $0 $1.98
Maestro --bulk shipped $3.80 $1.52 $0 $1.52
Maestro--Retail Package $5.95 $2.38 $0 $2.38
Damaged Card Replacement $12.85 $12.85 $0.00 $12.85
Lost/Stolen Card Replacement $22.85 $22.85 $0.00 $22.85
Application Fee (Patriot Act Compliance) $1.00 $0.40 $0.05 $0.45
Periodic Fees
Monthly Membership Fee (Option 1) $2S5 $0.95 $0.55 $1.50 Payroll P05 and ALL
ATM)
Monthly Membership Fee (Option 2) $5.95 $2.55 $0.70 $3.25 Pay for ALL POS and ALL ATM)
Monthly Membership Fee (Option 3) $7.95 $5.43 $1.57 $7.00 Pay for only Intl. ATM and P05
Inactive Card Fee (after 60 days) $1.50 $1.50 $0.25 $1.75
Card Funding Transactions
Initial Load
Merchant Load $1.25 $0.25 $0.15 $0.40
Employer or Customer Funding (ACH) $1.25 $0.30 $0.15 $0.45
Card-to-Card Transfer $1.25 $0.10 $0.15 $0.25
Bank-to-Card Transfer (ACH) $1.25 $0.30 $0.15 $0.45
Cashier Check or Money Order Load $1.75 $0.15 $0.50 $0.56
Domestic Transaction Fees
ATM Transactions (Option I and 2) $1.50 $0.72 $0.08 $0.80
ATM Balance Inquiry (Option 1 and 2) $0.75 $0.32 $0.08 $0.40
POS Transactions (PIN) Option I $0.50 $0.20 $0.10 $0.30
International Transaction Fees
ATM Transactions $3.20 $320 $0.00 $3.20
POS Transactions (PIN or Signature) $1.00 $1.00 $0.00 $1.00



FINANCIAL SERVICES INTERNATIONAL, INC. COPYRIGHT 2003 ALL RIGHTS RESERVED CONFIDENTIAL AND PROPRIETARY


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                                    EXHIBIT B
                           SOFTWARE LICENSE AGREEMENT

This Agreement is made between Morgan Beaumont Inc. (the "Licensee") located at 2280 Trailmate Drive, Suite WI, Sarasota, FL 34243 and Financial Services International, Inc. (the "Licensor") with a principal place of business at 50 E River Center Blvd, Suite 300, Covington, Kentucky 41011.

1. DEFINITIONS.

         (a) "Software" means the computer programs and documentation listed and described in Schedule A attached to this Agreement. The parties agree that the term Software does not include any enhancements, modifications, or upgrades to the Software that may occur during the term of this Software License Agreement, whether such enhancements, modifications, or upgrades are effected by Licensee, Licensor, or a third-party.

         (b) "Install" means placing the Software on a computer's hard disk, CD-ROM or other secondary storage device.

         (c) "Use" means (i) executing or loading the Software into computer RAM or other primary memory, and (ii) copying the Software for archival or emergency restart purposes.

2. GRANT OF RIGHTS. Licensor herby grants to Licensee a perpetual, irrevocable, nonexclusive license to install and use the Software on Licensee's Local Area Network currently operating at 2280 Trailmate Drive, Suite 101, Sarasota, FL 34243 or at any other location at which Licensee, in its sole discretion, may choose to reside or operate the Software.

3. LICENSE TERM. The term of this License begins when this agreement is signed by both parties and remains in force perpetually or until the Licensee, in its sole discretion, chooses to cease installing and using the Software for a continuous period often (10) years.

4. LICENSE FEE. in consideration of the software license granted and other agreements made between the Licensee and Licensor, Licensor agrees to provide the Software to the Licensor for no License Fee.

5. TERMINATION. The software license granted herein is irrevocable. Licensor shall not have the right to terminate this License Software Agreement or the software license granted herein.

6. RETURN OR DESTRUCTION OF SOFTWARE UPON TERMINATION. If Licensee, in its sole discretion, elects to cease installing and using the Software for a continuous period often (10) years, then Licensee shall return to Licensor or destroy the original and all copies of the Software including partial copies and modifications. Licensor shall have a reasonable opportunity to conduct an inspection of Licensee's place of business to assure compliance with this provision.

7. TITLE TO SOFTWARE. Licensor retains title to and ownership of the Software and all enhancements, modifications and updates of the Software. But Licensee possesses the perpetual, irrevocable, and exclusive license to install and use the Software, including all enhancement, modifications, and updates of the Software.

8. MODIFICATIONS AND ENHANCEMENTS. Licensee, in its sole discretion and without Licensor's consent, may enhance, modify, update, or reverse engineer the Software or Software's source code.

9. WARRANTY LIMITATIONS. THE SOFTWARE IS PROVIDED "AS IS."LICENSOR DISCLAIMS ALL WARRANTIES, INCLUDING BUT NOT LIMITED TO, ALL EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

10. REMEDY LIMITATIONS. Licensor's entire liability and Licensee's sole and exclusive remedy for breach of the foregoing warranty shall be Licensor's option to return to Licensee the Software, thereby terminating this Agreement.

11. DAMAGE LIMITATIONS. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES, INCLUDING LOSS OF PROFITS, AND LICENSOR'S LIABILITY TO LICENSEE FOR ANY OTHER DAMAGES RELATING TO OR ARISING OUT OF THIS AGREEMENT WHETHER IN CONTRACT, TORT, OR OTHERWISE WILL BE LIMITED TO THE AMOUNT RECEIVED BY LICENSOR FROM LICENSEE AS COMPENSATION FOR THE SOFTWARE.

12. CONFIDENTIALITY. Licensee will treat the Software as a trade secret and proprietary know-how belonging to Licensor that is being made available to Licensee in confidence. Licensee agrees to treat the Software with at least the same care as it treats its own confidential or proprietary information.

13. ARBITRATION. The parties agree to submit any dispute under this License to binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association in the following location: State of Ohio, County of Hamilton. Judgment upon the award rendered by the arbitrator may be entered in any court with jurisdiction to do so.

14. ATTORNEY FEES. If any legal action is necessary to enforce this License, the prevailing party shall be entitled to reasonable attorney fees, costs and expenses in addition to any other relief to which it may be entitled.

15. GENERAL PROVISIONS.

         (a) Complete Agreement: This License Agreement together with all schedules referred to in this Agreement, all of which are incorporated herein by reference, constitutes the sole and entire Agreement between the parties. This Agreement supersedes all prior understandings, agreements, representations and documentation relating to the subject matter of this Agreement.

         (b) Modifications: Modifications and amendments to this Agreement including any exhibit, schedule or attachment hereto, shall be enforceable only if in writing and signed by authorized representatives of both parties.

         (c) Applicable law: This License Will be governed by the laws of the State of Ohio.

         (d) Notices: All notices and other communications given in connection with this License shall be in writing and shall be deemed given as follows:

                  - When delivered personally to the recipient's address as appearing in the introductory paragraph to this License;

                  - Three days after being deposited in the United States mail, postage prepaid to the recipient's address as appearing in the introductory paragraph to this License; or

                  - When sent by fax or telex to the last fax or telex number of the recipient known to the party giving notice. Notice is effective upon receipt provided that a duplicate copy of the notice is promptly given by first-class or certified mail or the recipient delivers a written confirmation of receipt.

         Any party may change its address appearing in the introductory paragraph to this License by given notice of the change in accordance with this paragraph.

         (e) No Agency: Nothing contained herein will be construed as creating any agency, partnership, joint venture or other form of joint enterprise between the parties.

16. ASSIGNMENT. Licensor may not assign its rights or delegate its duties hereunder without Licensee's prior written consent. But Licensee may assign its rights or delegate its duties hereunder without Licensor's consent.

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